UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd Paul R. Wood Madison Dearborn Partners, LLC Three First National Plaza Chicago, Illinois 60602 (312) 895-1000	James S. Rowe Robert M. Hayward Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2		13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,058,996 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,058,996 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,058,996 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 14055X 10 2		13D	Page 3 of 14 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,058,996 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,058,996 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,058,996 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 4 of 14 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,678,404 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,678,404 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,678,404 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 5 of 14 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 370,333 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 370,333 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,333 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

CUSIP No. 14055X 10 2		13D	Page 6 of 14 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,259 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,259 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,259 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of CapitalSource Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is:

4445 Willard Avenue 12th Floor Chevy Chase, MD 20815

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of its deemed beneficial ownership of 16,678,404 shares of Common Stock,

Madison Dearborn Special Equity III, L.P., a Delaware limited partnership (“MDSE”), by virtue of its deemed beneficial ownership of 370,333 shares of Common Stock,

Special Advisors Fund I, LLC, a Delaware limited liability company (“SAF”), by virtue of deemed beneficial ownership of 10,259 shares of Common Stock,

Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF, and

Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”), by virtue of being the sole general partner of MDP III.

MDP, MDP III, MDCP, MDSE and SAF are collectively referred to as the “Reporting Persons.”   The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be deemed to be a group for purposes of Section 13(d)-3 of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

MDCP, MDSE and SAF are private equity investment funds principally engaged in the business of investing in securities.  MDP III is engaged primarily in the business of serving as the general partner for MDCP and MDSE and the manager of SAF.  MDP is engaged primarily in the business of serving as the general partner of the partnerships to which it is a general partner, including MDP III.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

Page 7 of 14 Pages

judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In September 2000, MDCP, MDSE and SAF acquired units (the “Old LLC Units”) of CapitalSource Holdings, LLC (the “LLC”).  MDCP’s, MDSE’s and SAF’s source of funds for the Old LLC Units was capital contributions from their respective investors.  In August 2002, the LLC completed a recapitalization, pursuant to which MDCP’s, MDSE’s and SAF’s Old LLC Units were exchanged for new units of the LLC (the “New LLC Units”), and their capital commitments were reduced.

On August 6, 2003, in connection with a merger (the “Merger”) of a wholly owned subsidiary of the Issuer with and into the LLC, MDCP, MDSE and SAF each received shares of Common Stock of the Issuer in exchange, on a one-for-one basis, for all of their respective New LLC Units.

On August 12, 2003, the Issuer completed an initial public offering of Common Stock (the “IPO”).  In the IPO, MDCP sold 1,201,617 shares of Common Stock, MDSE sold 26,681 shares of Common Stock and SAF sold 739 shares of Common Stock in the IPO.  The net price of the Common Stock of the Issuer sold in the IPO was $13.623 per share.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

MDCP, MDSE and SAF acquired the Old LLC Units, as discussed above in Item 3, for investment purposes.  The Old LLC Units were exchanged in the recapitalization for the New LLC Units, which were exchanged for Common Stock in connection with the Merger.

The purpose of the disposition of Common Stock by MDCP, MDSE and SAF on August 12, 2003 in connection with the IPO was to monetize a portion of their respective investments in the Issuer.
As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future.  In determining from time to time whether to sell their shares of the Issuer’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into

Page 8 of 14 Pages

consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Also, consistent with their investment intent, the Reporting Persons have engaged in and continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 16,678,404 shares of Common Stock, or approximately 14.2% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 370,333 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 10,259 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III and MDP may each be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 17,058,996 shares of Common Stock, or approximately 14.5% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.  This number consists of 16,678,404 shares of Common Stock held directly by MDCP, 370,333 shares of Common Stock held directly by MDSE and 10,259 shares of Common Stock held directly by SAF.

All of the percentages calculated in this statement are based upon an aggregate of 117,526,050 shares of Common Stock outstanding as of August 12, 2003.
Except for the transactions described in this statement, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Underwriting Agreement dated as of August 6, 2003 (the “Underwriting Agreement”) between the Issuer, Credit Suisse First Boston LLC, Citigrop Global Markets Inc. and Wachovia Capital Markets LLC as representatives of the Several Underwriters, and the Selling Stockholders listed therein (including but not limited to MDCP, MDSE and SAF), each of MDCP, MDSE and SAF has agreed, subject to the terms and conditions of the Underwriting Agreement, for a period of 180 days after August 6, 2003, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Issuer (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of the shares of Common Stock; provided, that MDCP, MDSE and SAF may enter into any private resale of the shares of Common Stock so long as their transferees agree to a substantially similar lock-up arrangement.  This summary of the lock-up arrangements contained in the Underwriting Agreement is qualified in its entirety by reference to the detailed provisions of the Underwriting Agreement, a copy of which is incorporated herein by reference.

Page 9 of 14 Pages

Pursuant to the terms of an Amended and Restated Registration Rights Agreement dated as of August 30, 2002 (the “Registration Agreement”) by and among the Issuer and MPCP, MDSE, SAF and the other holders of interests in the Issuer named therein (collectively, the “Holders”), at any time six months following the effective date of the IPO, the Holders have the right, subject to certain limitations, to demand the registration of their Common Stock provided that the aggregate market value of the shares of Common Stock to be registered equals at least $25 million.  If the aggregate market value of the shares proposed to be registered does not equal $25 million, but all of the Holders demand that the Issuer register all of their shares and the shares have a then-aggregate value of as least $10 million, the Issuer also must register such shares.  Under the Registration Agreement, no party may exercise their right to demand registration of any shares of Common Stock if the Issuer has previously undertaken three registrations of Common Stock at the demand of that party, the Issuer has registered any shares pursuant to a demand by any party to the agreement in the preceding six months or the sixth anniversary of the IPO has occurred.  Furthermore, the Issuer is only obligated to effect a total of up to four such “demand” registrations, provided, however, that any such registration statement that the Issuer files in response to such a demand must remain effective for the longer of six months or until the date on which all of the securities registered under such registration statement have been sold.  Subject to the exceptions and limitations set forth in the Registration Agreement, the Holders have unlimited piggyback registration rights for a six-year period following the effective dated of the IPO.  In the event that the Issuer becomes eligible to register securities by means of a registration statement on Form S-3, the Holders have a right to request that their shares be included in any registration on Form S-3 provided that the market value of the shares proposed to be registered equals at least $10 million.  This right is subject to certain exceptions and limitations set forth in the Registration Agreement.  The preceding summary of terms of the Registration Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Agreement, a copy of which is incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Underwriting Agreement (filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed June 12, 2003 and incorporated herein by reference).

Exhibit C	Amended and Restated Registration Rights Agreement (filed as Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 filed June 12, 2003 and incorporated herein by reference).

Page 10 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2003	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Page 11 of 14 Pages

Date: August 18, 2003	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Page 12 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: August 18, 2003	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: August 18, 2003	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Page 13 of 14 Pages

Date: August 18, 2003	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Page 14 of 14 Pages